Exhibit 99.2

                    [Letterhead of W.P. Stewart & Co., Ltd.]

Contact:  Fred M. Ryan
telephone: 441-295-8585

1 November 2007
Hamilton, Bermuda


                 W.P. Stewart & Co., Ltd. Reports Net Income For
 Third Quarter of $9.2 Million and a Net Loss of $10.4 Million for the First
                              Nine Months of 2007

  Diluted earnings per share of $0.20 and a loss of $0.23 for the third quarter and first nine months, respectively

          Cash earnings per share for the third quarter and nine months were $0.29 and $0.56, respectively.

      Third Quarter 2007 Summary

      W.P. Stewart & Co., Ltd. today reported net income of $9.2 million, or $0.20 per share (diluted) and $0.20 per share (basic), for the third quarter ended 30 September 2007. These results include a non-recurring gain on the sale of the Company's aircraft of $10.2 million, post-tax, as well as non-recurring expenses of $2.0 million related to agreements with employees whose employment with the Company terminated in the quarter. This compares with net income in the third quarter of 2006 of $3.5 million, or $0.08 per share (diluted) and $0.08 per share (basic).

      Cash earnings for the quarter ended 30 September 2007 were $13.3 million (net income of $9.2 million adjusted to include $4.1 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges on a tax effected basis), or $0.29 per share (diluted). In the same quarter of the prior year, cash earnings were $7.5 million (net income of $3.5 million adjusted for the inclusion of $4.0 million representing non-cash expenses consisting of non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.16 per share (diluted).

      Assets under management at 30 September 2007 were approximately $5.0 billion, compared to $5.3 billion at the end of the prior quarter and $8.3 billion at 30 September 2006.

      For the third quarter of 2007 there were 46,242,070 common shares outstanding on a weighted average diluted basis compared to 45,794,313 common shares outstanding for the third quarter of 2006 on the same weighted average diluted basis.

      Management Comment

      Commenting on the quarter, Bill Stewart, Chairman & CEO, said "This was an important period for our company, as we continued to attract strong, experienced people into key asset management, marketing and client service positions, furthered the integration of our global research and portfolio management activities, offered a range of advisory fee options and substantially broadened our product line. Our financial results, while disappointing, reflect the time and effort needed to rebuild our franchise, as we are now approximately eight months into a projected one- to two-year turnaround program. I've said from the start, the critical challenge is to successfully rebuild and differentiate our company for the long-term. I'm pleased that our new investment management team is virtually in place, working hard at improving investment performance and we have reduced operating expenses.

      "Nevertheless, while we generated positive cash flow, this was an unsatisfactory quarter as our results reflected the ongoing outflow of assets. We continue to expect it will take time before the impact of the management and operating changes takes full effect. I remain confident we are on the right track."

      As previously announced, on 1 October 2007 the Company introduced additional new advisory fee options for clients and brokerage commissions for account relationships at $10 million and above were eliminated. These changes are in addition to those that were introduced in the third quarter of 2006. Overall, the restructuring of fees and commissions enhances our competitiveness in the global wealth management market.

      Also, as announced last week, to ensure the Company has the cash resources necessary to continue building out its global franchise, including exploring possible strategic opportunities, the Board of Directors decided to suspend the regular quarterly dividend payment to common shareholders.

      Investment performance in the third quarter was significantly better in the U.S. portfolios despite the turmoil in the financial markets although October was not as good and U.S. portfolio returns remain disappointing for the year to date. Performance in the European and Asian portfolios has been strong and this strength has supported the International (EAFE) portfolio.

      Based on performance through the end of the third quarter of 2007, the Company may be entitled to receive performance fees this year on a limited number of its accounts, including on W.P. Stewart Holdings, our mutual fund listed on Euronext Amsterdam. Regardless of performance at any other point during the year, the Company's right to receive a performance fee on those accounts will depend entirely upon the accounts' performance for the period ended 31 December, the date that the performance fee is measured and earned. Accordingly, no performance fee had been recorded at 30 September 2007.

      Nine Month Results

      For the nine months ended 30 September 2007, a net loss of $10.4 million, or $0.23 per share (diluted) and $0.23 per share (basic) was recorded compared to a profit of $25.8 million for the first nine months of 2006, or $0.56 per share (diluted) and $0.56 per share (basic).

      Results  for  the  nine  months   ended  30   September   2007  include  a
non-recurring gain on the sale of the Company's aircraft of $10.2 million, post-tax, offset by non-recurring charges of approximately $18 million, taken in the second quarter of 2007, related to an impairment of intangible assets and non-recurring charges of approximately $7.8 million relating to agreements with certain employees, reached in the first and third quarters of 2007, whose employment with the Company terminated in those quarters. The second quarter non-recurring, non-cash charge of approximately $18.0 million related to an impairment of customer-related intangible assets. This impairment reflected a decrease in assets under management, the fees from which were supporting customer-related intangible assets per the Financial Accounting Standards Board (SFAS No. 142).

      Cash earnings for the nine months ended 30 September 2007 were $26.0 million (net loss of $10.4 million adjusted to include $36.4 million, representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges, including the non-recurring impairment charges, on a tax-effected basis), or $0.56 per share (diluted). In the same period of the prior year, cash earnings were $35.1 million (net income of $25.8 million adjusted for the inclusion of $9.3 million representing non-cash expenses of non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis), or $0.77 per share (diluted).

      For the nine months ended 30 September 2007, there were 46,097,326 common shares outstanding on a weighted average diluted basis compared to 45,883,021 common shares outstanding for the same period in 2006 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the third quarter of 2007 was 5.2%, pre-fee, and 4.9%, post-fee, compared to 2.0% for the S&P 500. For the nine months ended 30 September 2007, performance in the Composite was 7.3%, pre-fee, and 6.5%, post-fee, compared to 9.1% for the S&P 500. For the twelve month period ending 30 September 2007, performance in the Composite was 14.8%, pre-fee, and 13.6%, post-fee, compared to 16.4% for the S&P 500.

      W.P. Stewart's five-year performance record for the period ended 30 September 2007 averaged 13.8%, pre-fee, and 12.6%, post-fee, compounded annually, compared to an average of 15.5% for the S&P 500 in the same five-year period.

      Performance in the W.P. Stewart International portfolio (ex United States) for the third quarter of 2007 was 4.6%, pre-fee, and 4.4%, post-fee, compared to 2.2% for the MSCI EAFE Index. Performance in the Global portfolio for the third quarter of 2007 was 4.9%, pre-fee, and 4.7%, post-fee, compared to 2.4% for the MSCI World Index. For the nine months ended 30 September 2007, performance in the W.P. Stewart International portfolio was 13.2%, pre-fee, and 12.8%, post-fee, compared to 13.2% for the MSCI EAFE Index. In the Global portfolio, performance for the nine months ended 30 September 2007 was 10.6%, pre-fee, and 10.0%, post-fee, compared to 11.7% for the MSCI World Index.

      Performance in European portfolios for the third quarter of 2007 was 4.1%, pre-fee, and 3.7%, post-fee, compared to 1.7% for the MSCI Europe Index. For the nine months ended 30

September 2007, performance in the European portfolios was 20.6%, pre-fee, and 19.3%, post-fee, compared to 14.4% for the MSCI Europe Index.

      Based on net asset values, performance in the Stewart Asia Fund for the third quarter of 2007 was 6.3% compared to 3.1% for the Dow Jones Asia Pacific Index. For the nine months ended 30 September 2007 performance in the Stewart Asia Fund was 20.4% compared to 12.2% for the Dow Jones Asia Pacific Index. The Stewart Asia Fund is managed by the Company's affiliate, Bowen Asia.

      Monthly Performance Reporting

      Since July 2007, the Company has been releasing composite portfolio investment returns on a monthly basis. These returns are posted on the Company's website at www.wpstewart.com , usually within one week of month-end. Below are preliminary indications of performance for the month of October and for the 10 months ended 31 October 2007. These performance results are subject to change on final reconciliation of all relevant data.

      Preliminary indications are that performance in October 2007 for the U.S. Equity Composite was -0.2%, pre-fee, and -0.3%, post-fee. This compares with 1.6% for the S&P 500. The year-to-date performance for the Composite, as of 31 October 2007 was 7.1%, pre-fee, and 6.2%, post-fee, compared with 10.9% for the S&P 500. For the twelve months ended 31 October 2007, the Composite was up 9.5%, pre-fee, and 8.4%, post-fee, compared with 14.6% for the S&P 500 Index.

      Performance in the International portfolios on a year-to-date basis as of 31 October 2007 was 16.7%, pre-fee, and 16.3%, post-fee, compared to 17.4% for the MSCI EAFE Index. For the Global portfolios performance was 10.6%, pre-fee and 9.9%, post-fee, year-to-date as of 30 October 2007, compared to 13.9% for the MSCI World Index. For the European portfolios performance was 24.9%, pre-fee, and 23.1%, post-fee, year-to-date as of 31 October 2007, compared to 19.5% for the MSCI Europe Index.

      The Stewart Asia Fund, managed by the Company's affiliate, Bowen Asia and which is included in the monthly performance reporting, posted returns of 26.8%, year-to-date as of 31 October 2007, compared to 17.3% for its benchmark, the Dow Jones Asia Pacific Index.

      Assets Under Management

      Assets under management (AUM) at quarter-end were approximately $5.0 billion, compared with $5.3 billion at the quarter ended 30 June 2007, and $8.3 billion reported at the quarter ended 30 September 2006.

      Total net flows of AUM for the quarter ended 30 September 2007 were -$553 million, compared with -$476 million in the comparable quarter of 2006 and -$1,156 million in the second quarter of 2007.

      Total net flows of AUM for the nine months ended 30 September 2007 and 2006 were -$3,372 million and -$1,223 million, respectively.

      In the third quarter of 2007, net cash flows of existing accounts were -$93 million compared with net cash flows of -$142 million in the third quarter of 2006. Net cash flows of existing accounts for the nine months ended 30 September 2007 were -$583 million compared to -$380 million for the nine months ended 30 September 2006.

      Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were -$460 million for the quarter compared to -$334 million for the same quarter of the prior year. Net new flows were -$2,789 million for the nine-months ending 30 September 2007 compared to -$843 million for the nine months ended 30 September 2006.

      Look Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 10% to 20%, annually.

      Currently the "look-through" earning power behind our clients' portfolios remains solidly positive with portfolio earnings per share growth on a trailing four quarter basis as at 30 September 2007 expected to have advanced at the high end of the historical range. The Company's research analysts expect "look-through" portfolio earnings growth to be within the 12-15% range over the next few years.

      Revenues and Profitability

      Revenues were $36.7 million for the quarter ended 30 September 2007, an increase of 32.9% from $27.6 million for the same quarter of 2006. Included in revenues for the quarter ended 30 September 2007 was a pre-tax gain of $18.5 million from the sale of the Company's aircraft. Revenues for the nine months ended 30 September 2007 and 2006 were $84.8 million and $102.4 million, respectively.

      The average gross management fee was 1.05%, annualized, for the quarter ended 30 September 2007 and 1.07%, annualized, for the nine months ended 30
September 2007, compared to 1.09% and 1.12%, respectively, in each of the comparable periods of the prior year.

      Excluding performance fee based accounts, the average gross management fee was 1.27%, annualized, for the quarter ended 30 September 2007, and 1.23%, annualized, for the nine months ended 30 September 2007, compared to 1.23% and 1.25% in each of the comparable periods of the prior year.

      Total operating expenses decreased 9.0% to $21.5 million, for the third quarter 2007, from $23.6 million in the same quarter of the prior year. Total operating expenses were $88.0 million and $72.6 million for the nine months ended 30 September 2007 and 2006, respectively.

      Operating expenses in the third quarter of 2007 include $2.0 million of non-recurring cash and non-cash charges related to agreements with certain employees whose employment with the Company terminated in the quarter.

      The increase in operating expenses for the nine months ended 30 September 2007 compared to the same period in 2006 substantially relates to the non-recurring, non-cash impairment charge of $18.0 million from the second quarter of 2007, as well as $7.8 million in non-recurring compensation expenses, both cash and non-cash, related to employees who terminated their employment with the Company during the first and third quarters of 2007.

      The Company expects cash compensation to be in the range of $21 - $23 million for 2007, exclusive of any compensation related to the receipt of performance fees, compared with approximately $30 million in 2006.

      The non-cash compensation expense related to the restricted share grants was approximately $4.6 million for the third quarter of 2007 (approximately $2.6 million in third quarter 2006) and approximately $13.9 million for the nine months ended 30 September 2007 (approximately $5.2 million for nine months
2006). This non-cash compensation expense is included in "employee compensation and benefits". We expect non-cash compensation expense related to these restricted share grants to be at least $17.6 million for 2007.

      Pre-tax income was $15.2 million for the quarter ended 30 September 2007 compared to $4.0 million in the comparable quarter of the prior year. A pre-tax loss of $3.2 million was recorded for the nine months ended 30 September 2007 compared to a pre-tax profit of $29.7 million for the nine months ended September 30 2006.

      The Company's provision for taxes for the quarter ended 30 September 2007 was $6.0 million, substantially reflecting the gain on the sale of the Company's aircraft, versus $0.5 million in the comparable quarter of the prior year, and was $7.2 million for the nine months ended 30 September 2007 versus $3.9 million for the nine months ended 30 September 2006.

      Other Events

      The Company paid a dividend of $0.15 per common share on 3 August 2007 to shareholders of record as of 23 July 2007.

      Conference Call

      In conjunction with this third quarter 2007 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 1 November 2007. The conference call will commence promptly at 9:15am (EDT) and will conclude at 10:00am (EDT). Those who are interested in participating in the teleconference should dial 1-888-438-5448 (within the United States) or +719-325-2465 (outside the United States). The conference ID is "W.P. Stewart" or "4491793".

      To listen to the live broadcast of the conference over the Internet, simply visit our website at www.wpstewart.com and click on the Investor Relations tab for a link to the web-cast.

      The teleconference will be available for replay from Thursday 1 November 2007 at 12:00 noon (EDT) through Friday, 2 November 2007 at 5:00 p.m. (EDT). To access the replay, please dial 1-888-203-1112 (within the United States) or +719-457-0820 (outside the United States). The PIN number for accessing this replay is 4491793.

      You will be able to access a replay of the Internet broadcast through Thursday, 8 November 2007, on the Company's website at www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                       For the Three Months Ended                           % Change From
                                             --------------------------------------------------   ---------------------------------
                                             Sept. 30, 2007    June 30, 2007    Sept. 30, 2006     June 30, 2007     Sept. 30, 2006
                                             ---------------  ----------------  ---------------   ----------------   --------------
Revenue:
  Fees                                       $   13,735,183   $    16,019,572   $   22,952,366            -14.26%          -40.16%
  Commissions                                     2,894,860         4,256,289        3,745,090            -31.99%          -22.70%
  Realized gain on sale of aircraft              18,464,963                 -                -                  -                -
  Realized and unrealized gains/(losses)
   on investments (1)                               981,738         1,300,243           19,913            -24.50%         4830.14%
  Interest and other (1)                            609,683           580,435          879,858              5.04%          -30.71%
                                             ---------------  ----------------  ---------------   ----------------   --------------

                                                 36,686,427        22,156,539       27,597,227             65.58%           32.94%
                                             ---------------  ----------------  ---------------   ----------------   --------------

Expenses:
  Employee compensation and benefits             11,162,970         9,487,651       11,858,821             17.66%           -5.87%
  Fees paid out                                   1,699,434         1,846,777        1,998,151             -7.98%          -14.95%
  Commissions, clearance and trading                403,276           726,948          617,937            -44.52%          -34.74%
  Research and  administration                    3,327,352         3,070,359        3,320,368              8.37%            0.21%
  Marketing                                       1,325,121         1,280,031        1,356,107              3.52%           -2.28%
  Depreciation and amortization                   1,441,374         1,448,278        1,620,681             -0.48%          -11.06%
  Impairment of intangible asset                          -        17,985,000                -                  -                -
  Other operating                                 2,101,628         2,860,020        2,797,460            -26.52%          -24.87%
                                             ---------------  ----------------  ---------------   ----------------   --------------
                                                 21,461,155        38,705,064       23,569,525            -44.55%           -8.95%
                                             ---------------  ----------------  ---------------   ----------------   --------------

Income before taxes                              15,225,272       (16,548,525)       4,027,702           -192.00%          278.01%

Provision for taxes                               6,006,852         1,263,722          490,831            375.33%         1123.81%
                                             ---------------  ----------------  ---------------   ----------------   --------------

Net income                                   $    9,218,420   $   (17,812,247)  $    3,536,871           -151.75%          160.64%
                                             ===============  ================  ===============   ================   ==============

Earnings per share:

Basic earnings per share                     $         0.20   $         (0.39)  $         0.08           -151.28%          150.00%
                                             ===============  ================  ===============   ================   ==============

Diluted earnings per share                   $         0.20   $         (0.39)  $         0.08           -151.28%          150.00%
                                             ===============  ================  ===============   ================   ==============

Note ( 1 ) : Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

                                                                                For the Nine Months Ended September 30,
                                                                   -------------------------------------------------------------
                                                                         2007                   2006                  %
                                                                   ------------------    -------------------  ------------------
Revenue:
  Fees                                                             $      50,816,699     $       75,928,182             -33.07%
  Commissions                                                             11,610,603             23,922,442             -51.47%
  Realized gain on sale of aircraft                                       18,464,963                      -                   -
  Realized and unrealized gains/(losses) on investments (1)                2,260,780                140,920            1504.30%
  Interest and other (1)                                                   1,630,446              2,389,200             -31.76%
                                                                   ------------------    -------------------  ------------------

                                                                          84,783,491            102,380,744             -17.19%
                                                                   ------------------    -------------------  ------------------

Expenses:
  Employee compensation and benefits                                      36,800,176             30,825,793              19.38%
  Fees paid out                                                            5,327,871              6,122,739             -12.98%
  Performance fee charge                                                           -              2,625,642                   -
  Commissions, clearance and trading                                       1,918,189              4,505,949             -57.43%
  Research and  administration                                             9,790,618             10,280,169              -4.76%
  Marketing                                                                4,169,310              4,556,123              -8.49%
  Depreciation and amortization                                            4,327,881              4,845,220             -10.68%
  Impairment of intangible asset                                          17,985,000                      -                   -
  Other operating                                                          7,698,772              8,877,800             -13.28%
                                                                   ------------------    -------------------  ------------------
                                                                          88,017,817             72,639,435              21.17%
                                                                   ------------------    -------------------  ------------------

Income before taxes                                                       (3,234,326)            29,741,309            -110.87%

Provision for taxes                                                        7,196,279              3,892,446              84.88%
                                                                   ------------------    -------------------  ------------------

Net income                                                         $     (10,430,605)    $       25,848,863            -140.35%
                                                                   ==================    ===================  ==================

Earnings per share:

Basic earnings per share                                           $           (0.23)    $             0.56            -141.07%
                                                                   ==================    ===================  ==================

Diluted earnings per share                                         $           (0.23)    $             0.56            -141.07%
                                                                   ==================    ===================  ==================

Note ( 1 ) : Prior period amounts have been revised to reflect presentation consistent with current period reporting.

W.P. Stewart & Co., Ltd.
Net Flows of Assets Under Management*

                                                            (in millions)

                                                       For the Three Months Ended                  For the Nine Months Ended
                                            ---------------------------------------------------- -----------------------------
                                             Sept. 30, 2007   Jun. 30, 2007    Sept. 30, 2006    Sept. 30, 2007 Sept. 30, 2006
                                            ------------     -------------    -------------      -------------  -------------
Existing Accounts:
  Contributions                             $        58      $         56     $        100       $        197   $        597
  Withdrawals                                      (151)             (307)            (242)              (780)          (977)
                                            ------------     -------------    -------------      -------------  -------------
Net Flows of Existing Accounts                      (93)             (251)            (142)              (583)          (380)
                                            ------------     -------------    -------------      -------------  -------------
Publicly Available Funds:
  Contributions                                      13                19               17                107            129
  Withdrawals                                      (168)             (190)             (70)              (477)          (232)
Direct Accounts Opened                                7                28               27                150            111
Direct Accounts Closed                             (312)             (762)            (308)            (2,569)          (851)
                                            ------------     -------------    -------------      -------------  -------------
Net New Flows                                      (460)             (905)            (334)            (2,789)          (843)
                                            ------------     -------------    -------------      -------------  -------------

Net Flows of Assets Under Management        $      (553)     $     (1,156)    $       (476)      $     (3,372)  $     (1,223)
                                            ============     =============    =============      =============  =============

* The table above sets forth the total net flows of assets under management for the three months ended September 30, 2007, June 30, 2007 and September 30, 2006, respectively, and for the nine months ended September 30, 2007 and 2006, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.